February 10, 2020

Benedict Stas
Chief Financial Officer
Evoqua Water Technologies Corp.
210 Sixth Avenue
Pittsburgh, PA 15222

       Re: Evoqua Water Technologies Corp.
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed November 25, 2019
           Form 8-K furnished on February 4, 2020
           File No. 001-38272

Dear Mr. Stas:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
48

1. We note your disclosure of Adjusted EBITDA throughout the filing. Please revise to clearly disclose that Adjusted EBITDA is a non-GAAP measure. Consolidated Financial Statements
Note 11. Debt, page 108

2. We note that the interest rates for your credit agreements are tied, in part, to
      LIBOR. Please include a risk factor discussing how the expected discontinuation of
      LIBOR could affect your liquidity and results operations.
 Benedict Stas
FirstName LastNameBenedict Stas
Evoqua Water Technologies Corp.
Comapany NameEvoqua Water Technologies Corp.
February 10, 2020
February 10, 2020 Page 2
Page 2
FirstName LastName
Note 23. Business Segments, page 129

3. We note your disclosure on page 49 that you evaluate your segment operating results based on income from operations and EBITDA. If the chief operating decision maker uses more than one measure of a segment's profit or loss, the reported measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Please revise to remove EBITDA from the segment footnote. Refer to ASC 280-10-50-28 and Item 10(e)(ii)(C) of Regulation S-K.
Form 8-K furnished on February 4, 2020

Exhibit 99.1, page 13

4. We note your disclosure of "Adjusted net income (loss)." Please revise to provide a more detailed quantitative reconciliation showing each adjustment and revise to separately disclose the income tax effects and explain how it was determined. Also, revise to disclose how the measure provides useful information to an investor. Refer to Item
         10(e)(i)(B) and (C) of Regulation S-K and Question 102.11 of the
Non-GAAP
         Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology